MASTERWORKS

Available Now: Zao Wou-Ki (16.2% | 1.33 | $1,745,000)

Recently Sold Paintings[1]



Albert Oehlen
Annualized Net Return
33.7% 354 days held



George Condo
Annualized Net Return
31.7% 532 days held



Sam Gilliam
Annualized Net Return
33.1% 791 days held



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ZAO WOU-KI



Price Appreciation of Similar Works

16.2%*

Market Risk-Adjusted Appreciation

1.33	vs.	**0.48**	vs.	**0.55**
Wou-Ki's Market		All Art Market		S&P 500

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Investments are often compared through risk-adjusted appreciation, which is measured using the appreciation rate as well as the volatility of that investment. This is typically referred to as a “Sharpe Ratio.” Volatility represents how likely you are to achieve an appreciation rate in the future, based on historical data. Higher volatility generally means more risk, and lower volatility generally means less risk.

Risk-Adjusted Appreciation: Reflects the average annualized artist market appreciation or depreciation of repeat sales at public auction for a specific artist (paintings only) minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns in that artist's market. For any particular artist market, this reflects a time range of the earliest purchase price date for all repeat sales, ending on the last sale date for that artist for their repeat sales.

All-Art: Reflects the average of the annual returns (between 1995 - 2021 annualized) minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns. The Masterworks Repeat-Sale Pair Index of All Art is calculated using Standard & Poor’s CoreLogic Case-Shiller Home Price Indices Methodology.

S&P: Reflects the average of the annual returns (between 1995 - 2021 annualized) minus the risk-free rate divided by the volatility (as measured by standard deviation) of those returns.

Sources: Masterworks internal analysis. Bloomberg - S&P 500 is represented by SPXT Index. Risk Free rate uses the 25-year monthly average of the 3-month Treasury Bill, per FRED.

*The set of similar sales comprise paintings by Zao Wou-Ki with the following criteria: paintings executed between 1980 and 1995, that measure between 25 to 55 inches in height and 20 to 45 inches in width. “5.11.93” (1993), “24.11.86" (1986), and “Composition” (1987) were excluded from the comparative set due to their atypical compositions, which are dominated by large areas of monochromatic color. Where the buyer’s premium was unavailable due to incomplete data, the following auction house’s buyer’s premium rates were applied, and include the following sales: 10% inclusive applied to “5.2.81” (1981), which sold on November 28, 2011, “Sans Title” (1981), which sold on June 29, 2003, “Composition” (1988), which sold on June 3, 1992, and “Composition” (1986), which sold on October 4, 1991. The data was sourced from publicly available auction records and does not include private sales.

1. Since inception, Masterworks has sold six paintings from the collection. All sales are net of all fees and expenses. In certain cases, Masterworks may concede its fees and/or profit sharing in connection with the sale of a painting for the benefit of the shareholders. Net IRR was calculated assuming all fees and profit sharing to which Masterworks was entitled were charged to the issuer.